*AB 3/27

14049296

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EJ Sterling, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 1910
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Emily Abbruzzese, CPA 516-858-4766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner & Co. PC
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/24/14

OATH OR AFFIRMATION

I, Robert Costomiris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EJ Sterling, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

ELISABETH ZELENAK
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01ZE6222337
My Commission Expires 05-24-2014

Notary Public 2/28/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EJ Sterling, Inc.

Statement of Financial Condition

December 31, 2013

EJ Sterling, Inc.
Index
December 31, 2013

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

Independent Auditor's Report

To the Board of Directors
of EJ Sterling, Inc.

We have audited the accompanying statement of financial condition of EJ Sterling, Inc.(the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EJ Sterling, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 28, 2014

EJ Sterling, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	140,058
Receivable from clearing organization		265,252
Deposit with clearing organization		15,000
Property and equipment		15,849
Prepaids and other assets		30,194
Total assets	$	466,353
Liabilities and Shareholder's Equity		
Accrued expenses and other liabilities	$	84,817
Commissions payable		145,361
Deferred rent payable		19,322
Total liabilities	$	249,500
Commitments and Contingencies		
Shareholder's Equity		
Common stock		4,000
Additional paid-in-capital		165,561
Retained earnings		89,542
Less: Treasury stock - at cost (152 shares of common stock)		(42,250)
Total shareholder's equity		216,853
Total liabilities and shareholder's equity	$	466,353

See accompanying notes to the statement of financial condition

1. Organization and Summary of Significant Accounting Policies

EJ Sterling, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has an office in New York, New York and derives revenue mainly in the form of commissions from the sale of stocks traded on various stock exchanges.

The Company is incorporated in the state of Indiana. The Company is a wholly owned subsidiary of JPED Holdings, LLC. The Company registered to do business in the state of New York and began operations as a broker-dealer on December 1, 2011.

In January 2014, the Company changed its name to EJ Sterling, LLC pursuant to a tax restructuring from a C-Corporation to a Limited Liability Company effective in December 2013.

Subsequent Events
The Company evaluates subsequent events through the date of issuance. These financial statements considered subsequent events through February 28, 2014 the date the financial statements were available to be issued.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying statement of financial condition. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for the statement of financial condition purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Financial Instruments
The Company's financial instruments include cash and trade accounts receivables and payables for which carrying values approximate fair values due to the short maturities of those instruments.

Receivable from clearing organization
The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2013.

Income taxes have not been provided for because the partnership's income and credits are passed through to its Parent and ultimately to the Parent's members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

The Company files U.S. federal income tax returns and state income tax returns in New York and Indiana. Returns filed in these jurisdictions for tax years ended on or after December 31, 2010 are subject to examination by the relevant taxing authorities.

Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 5-7 years.

Off-balance sheet risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2013, the Company was not exposed to such risk.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business. As of December 31, 2013, the Company was not exposed to such risk.

Recent accounting pronouncements

Through 2014, the Financial Accounting Standards Board (FASB) issued various updates ("ASU") to the FASB Accounting Standards Codification. The Company did not adopt any new accounting pronouncements during the year ended December 31, 2013 that had a material effect on its financial statements. In addition, management believes that ASUs that have a prospective effective date will not have a material impact on its financial statements.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $170,225, which was $70,225 in excess of the minimum amount required.

SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. Receivable from clearing organization

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. Deposits with clearing organization

The agreement between the Company and its clearing organization requires that the Company maintain a collateral deposit of $15,000. The collateral deposit balance as of December 31, 2013 is $15,000.

5. Property and equipment

Property and equipment as of December 31, 2013 consist of the following:

Computer equipment and software	$ 9,233
Furniture and fixtures	9,356
	18,589
Less: accumulated depreciation and amortization	2,740
Net property and equipment	$ 15,849

6. Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office facility in New York, New York, expiring in 2016. The approximate future minimum lease commitments are as follows:

Years ending December 31,	
2014	$ 111,000
2015	138,288
2016	11,563
	$ 260,851